Manually executed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION


15005677

Washington, D.C. 20549


APR 2 2 2015

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2014

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number: 1-33335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023

Exhibit Index At page 40

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

TWC Savings Plan
Years Ended December 31, 2014 and 2013
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2014 and 2013

Contents

Ernst & Young

Ernst & Young LLP
Suite 3800
100 North Tryon Street
Charlotte, NC 28202

Tel: +1 704 372 6300
Fax: +1 704 331 2073
www.ey.com

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of TWC Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of loans or fixed income obligations in default or classified as uncollectible, schedule of delinquent participant contributions and schedule of assets (held at end of year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Charlotte, North Carolina

April 21, 2015

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31,	
	2014	2013
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$ 1,485,246	$ 1,314,704
Time Warner Cable Inc. common stock	101,079	91,575
Other common stocks	352,789	387,939
Synthetic investment contracts	290,462	294,626
Mutual funds	56,576	50,769
Bonds, notes and debentures	175	185
Cash, cash equivalents and other investments	25,002	28,230
Total investments, at fair value	2,311,329	2,168,028
Contributions receivable:		
Employing Company	1,618	4
Participants	2,801	4
Total contributions receivable	4,419	8
Notes receivable from participants	90,405	89,572
Other assets	7,901	7,956
Total assets	2,414,054	2,265,564
Total liabilities	(3,951)	(5,133)
Net assets available for benefits, at fair value	2,410,103	2,260,431
Adjustment from fair value to contract value for fully benefit-responsive synthetic investment contracts	(4,727)	(5,160)
Net assets available for benefits	$ 2,405,376	$ 2,255,271

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2014	2013
	(In Thousands)	
Net assets available for benefits, at beginning of year	$ 2,255,271	$ 1,832,914
Changes in net assets available for benefits:		
Investment income, net of investment fees	8,094	6,917
Net realized and unrealized appreciation in the fair value of investments	110,471	377,627
Employing Company contributions, net of forfeitures	88,286	81,082
Participant contributions, including rollover contributions	172,617	162,519
Participant loan interest income	3,743	3,748
Participant withdrawals	(229,695)	(206,758)
Administrative expenses	(3,411)	(2,778)
Net change in net assets available for benefits	150,105	422,357
Net assets available for benefits, at end of year	$ 2,405,376	$ 2,255,271

See accompanying notes.

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan (the "Plan"). More complete descriptions are provided in the TWC Savings Plan documents and the summary plan description.

General

Time Warner Cable Inc. ("TWC" or the "Sponsor") sponsors the Plan, which is a defined contribution plan with a 401(k) feature generally covering eligible employees of TWC Administration LLC and certain of TWC's other subsidiaries and affiliates (each, an "Employing Company" and, collectively, the "Employing Companies"). Generally, non-union and certain union employees of the Employing Companies with a minimum of three continuous months of employment are eligible to participate in the Plan. Eligible participants in the Plan begin to receive Employing Company matching contributions based on their contributions to the Plan ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. Employees of NaviSite, Inc. ("NaviSite"), an Employing Company, were not eligible to receive Matching Contributions in 2013. On December 23, 2013, the Plan was amended to provide for Matching Contributions to eligible NaviSite participants effective January 1, 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

The Plan administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWC. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

Master Trust

The Plan is the only participating plan in the Time Warner Cable Defined Contribution Plans Master Trust (the "Master Trust"). For reporting purposes, the Master Trust's assets are reported as the Plan's assets. The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust.

1. Description of the Plan (continued)

Plan Amendments

On December 23, 2013, the Plan was amended in connection with TWC's purchase of DukeNet Communications, LLC ("DukeNet") to include DukeNet as an Employing Company under the Plan effective on January 16, 2014. Certain employees who continued employment with DukeNet or became employed by TWC or a TWC affiliate in connection with the purchase were credited with eligibility and vesting service under the Plan for employment service with DukeNet and other predecessor companies' service as recognized by DukeNet prior to the closing of TWC's purchase of DukeNet.

The Plan was amended and restated effective as of January 1, 2014 to incorporate Plan amendments made since May 15, 2012, the execution date of the previous amended and restated Plan. The amended and restated Plan was executed on December 30, 2014.

Contributions

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (e.g., including base pay, overtime, shift differentials and commissions, but excluding bonuses, incentive compensation and severance), up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the "Code"). Participants who are "highly compensated employees," as defined in the Code ("HCEs"), are limited to a maximum contribution percentage of 7% of eligible compensation.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollover Contributions"). Rollover Contributions are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

Matching Contributions equal 66.67% of up to the first 10% (7% in the case of HCEs) of an eligible participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company Contributions ("Employing Company Contributions").

Each participant's account is credited with his/her participant contributions, Rollover Contributions, any Employing Company Contributions and any earnings or losses, as appropriate.

1. Description of the Plan (continued)

Vesting

Participant contributions, Rollover Contributions and the respective earnings thereon are fully vested for all participants. Employing Company Contributions and the earnings thereon generally vest based upon a number of full years of service within a period of service, as defined in the Plan, as follows:

Number of Full Years within Period of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, upon attainment of age 65, in the event of Plan termination or upon the complete discontinuance of contributions under the Plan.

Employing Company Contributions and earnings thereon of participants who were participants in the NaviSite Plan immediately prior to its merger into the Plan on June 28, 2012 fully vest upon the earlier of the participant's attainment of age 55 or based upon satisfying the number of full years of service within a period of service, as defined in the Plan as follows:

Number of Full Years within Period of Service	Vested Percentage
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

1. Description of the Plan (continued)

Forfeitures

Forfeited contributions and earnings thereon are used to pay eligible Plan expenses and may be used to reduce future Employing Company Contributions to the Plan. Forfeitures for 2014 and 2013 were $3.9 million and $1.9 million, respectively. The balances of forfeited non-vested accounts as of December 31, 2014 and 2013 were $0.6 million and $0.5 million, respectively, and are reflected in the Statements of Net Assets Available for Benefits. In 2014 and 2013, $2.8 million and $0.9 million, respectively, of the forfeiture balance were used to reduce Employing Company Contributions and $1.1 million and $1.0 million, respectively, were used to pay eligible Plan expenses.

Participant Loans

Subject to certain restrictions, participants may periodically take loans from their accounts.

Participants may have a maximum of two loans outstanding at a time. Loans may be for a period of up to five years or, if for the purchase of a primary residence, a longer period of time up to 10 years as fixed by the benefits officer for repayment of the loan. Interest rates for loans originating under the Plan are fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan is requested.

Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. Loans are valued at their unpaid principal balances plus any accrued but unpaid interest and are treated as transfers between the individual Investment Funds and the participant loan fund. As of December 31, 2014 and 2013, interest rates on outstanding participant loans ranged from 4.25% to 10.50%.

Withdrawals

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an "immediate and heavy financial need," as defined in the Plan. Hardship withdrawals are regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

1. Description of the Plan (continued)

Payment of Benefits

Generally, upon termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the TWC Common Stock Fund, which, at the option of the participant, may be distributed in shares of common stock of TWC valued pursuant to the terms of the Plan. Fractional shares are paid in cash.

Investments

As of December 31, 2014 and 2013, the Investment Funds available under the Plan consisted of three core actively managed funds, two core index funds, nine target retirement date funds, the TWC Common Stock Fund and a mutual fund window (a self-directed brokerage account).

Participant contributions, Employing Company Contributions and Rollover Contributions may generally be invested in specific increments in the Investment Funds. Participants may transfer account balances among the Investment Funds. Plan participants are allowed to allocate up to 10% of their future contributions and transfer up to 10% of their total account balance into the TWC Common Stock Fund, limited to the extent that either (1) the amount invested in the TWC Common Stock Fund equals or exceeds 10% of the participant's total account balance immediately prior to the time of the desired allocation or (2) such transfer would cause the participant's account balance in the TWC Common Stock Fund to exceed 10% of the total account balance. Effective February 11, 2014, State Street Global Advisors was selected to be the independent fiduciary with respect to monitoring the prudence of continuing to offer the TWC Common Stock fund as an investment option under the Plan.

Plan Termination

TWC reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of Plan termination, all account balances will become 100% vested and the net assets of the Plan will be distributed to participants in accordance with the Plan's provisions and applicable law.

2. Basis of Presentation

The accounting records of the Plan are maintained on an accrual basis in conformity with U.S. generally accepted accounting principles ("GAAP").

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. These costs are paid from forfeited contributions and earnings thereon, if available. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWC.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Fully benefit-responsive synthetic investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive synthetic investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value (see Note 3).

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Investments

During the years ended December 31, 2014 and 2013, the net investment gain of the Plan was as follows (in thousands):

	Year Ended December 31, 2014	Year Ended December 31, 2013
Investment income, net of investment fees:		
Investment income:		
Dividend income	$ 7,582	$ 6,081
Interest income	5,374	5,352
Total investment income	12,956	11,433
Investment fees	(4,862)	(4,516)
Total investment income, net of investment fees	8,094	6,917
Net realized and unrealized appreciation (depreciation) in the fair value of investments:		
Commingled trust funds	107,315	219,912
Time Warner Cable Inc. common stock	11,110	26,304
Other common stocks	(8,136)	125,880
Mutual funds	192	5,525
Bonds, notes and debentures	(10)	6
Total net realized and unrealized appreciation in the fair value of investments	110,471	377,627
Total net investment gain	$ 118,565	$ 384,544

3. Investments (continued)

Investments that each represented 5% or more of the Plan's net assets as of December 31, 2014 and 2013 are as follows (in thousands, except for unit amounts):

	December 31,	
	2014	**2013**
Commingled trust funds:		
Black Rock Equity Index – Fund H, 6,939,347 and 6,778,727 units, respectively	$ 528,354	$ 454,005
J.P. Morgan Smart Retirement 2025 Fund, 6,557,521 and 6,300,227 units, respectively	139,085	124,870
J.P. Morgan Smart Retirement 2030 Fund, 5,641,191 units	121,681	*
Franklin Templeton International Equity Fund, 132,744 units	*	118,942

* The Master Trust's investment in the J.P. Morgan Smart Retirement 2030 Fund did not represent 5% or more of the Master Trust's net assets available to participating plans as of December 31, 2013. The Master Trust's investment in the Franklin Templeton International Equity Fund did not represent 5% or more of the Master Trust's net assets available to participating plans as of December 31, 2014.

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Capital Preservation Fund includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a "Wrapper"), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest (see Note 4).

3. Investments (continued)

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts may limit the ability of the fund to transact at contract value upon the occurrence of certain events, in which case, the issuers of the Wrapper contracts may contractually agree to extend contract value coverage to such events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of an event that could limit the ability of the Capital Preservation Fund to transact at contract value is probable. See Note 8 for a discussion of the Comcast Merger. However, in the event of a merger or consolidation of the Plan with another plan, the transfer of the Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor ("merger"), the issuers of the wrapper contracts within the Capital Preservation Fund have indicated that it is consistent with historical past practices to extend contract value coverage to the merger. At this time, the occurrence of additional events that may limit the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below the contract value at the time of such termination, Fidelity may elect to keep the Wrapper contract in place through another provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to the contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

3. Investments (continued)

The synthetic investment contracts in the Plan as of December 31, 2014 and 2013 are summarized below (in thousands):

	December 31, 2014			
	Major Credit Rating	**Investments at Fair Value**	**Wrapper Contracts at Fair Value**	**Adjustment to Contract**
American General Life	A+	$ 50,104	$ —	$ (815)
Bank of Tokyo Mitsubishi	A+	49,460	—	(805)
JPMorgan Chase & Co.	A+	49,198	—	(801)
Nationwide Life Insurance Co.	A+	44,407	—	(723)
Prudential Insurance Co of America	AA-	43,173	—	(703)
State Street Bank and Trust Company	AA-	54,080	40	(880)
		$ 290,422	$ 40	$ (4,727)

	December 31, 2013			
	Major Credit Rating	**Investments at Fair Value**	**Wrapper Contracts at Fair Value**	**Adjustment to Contract**
American General Life	A+	$ 50,822	$ —	$ (890)
Bank of Tokyo Mitsubishi	A+	50,169	—	(879)
JPMorgan Chase & Co.	A+	49,904	—	(874)
Nationwide Life Insurance Co.	A+	45,043	—	(789)
Prudential Insurance Co of America	AA-	43,792	—	(767)
State Street Bank and Trust Company	AA-	54,855	41	(961)
		$ 294,585	$ 41	$ (5,160)

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The rates as of December 31, 2014 and 2013 and for the years then ended are as follows:

	December 31,	
	2014	2013
Crediting Rate	1.69%	1.56%
Contract value spot yield	1.66%	1.53%
Market value spot yield	1.65%	1.52%

	Year Ended December 31,	
	2014	2013
Average annualized yield	1.64%	1.63%

Certain investment managers of Investment Funds offered under the Plan are authorized to engage in securities lending activities and to use derivative financial instruments, either directly or within a commingled fund structure, within established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the years ended December 31, 2014 and 2013 is reported in the Plan's Statements of Changes in Net Assets Available for Benefits.

As of December 31, 2014 and 2013, the Plan did not hold any investments in derivative financial instruments.

4. Fair Value Measurements

The fair value of an asset or liability is based on the assumptions that market participants would use in pricing the asset or liability. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. The Plan's management follows a three-tiered fair value hierarchy when determining the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are as follows:

- Level 1: consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

- Level 2: consists of financial instruments whose values are determined using models or other valuation methodologies that utilize inputs that are observable either directly or indirectly, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the financial instrument and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

- Level 3: consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2014 (in thousands):

		Fair Value Measurements	
	Fair Value	Level 1	Level 2
Commingled trust funds	$ 1,485,246	$ —	$ 1,485,246
Time Warner Cable Inc. common stock	101,079	101,079	—
Other common stocks	352,789	352,789	—
Synthetic investment contracts	290,462	137,521	152,941
Mutual funds	56,576	—	56,576
Corporate debt securities	63	—	63
Other fixed-income securities	112	—	112
Cash, cash equivalents and other investments	25,002	6,261	18,741
Total investments	$ 2,311,329	$ 597,650	$ 1,713,679

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2013 (in thousands):

		Fair Value Measurements	
	Fair Value	Level 1	Level 2
Commingled trust funds	$ 1,314,704	$ —	$ 1,314,704
Time Warner Cable Inc. common stock	91,575	91,575	—
Other common stocks	387,939	387,939	—
Synthetic investment contracts	294,626	119,908	174,718
Mutual funds	50,769	—	50,769
Corporate debt securities	61	—	61
Other fixed-income securities	124	—	124
Cash, cash equivalents and other investments	28,230	6,678	21,552
Total investments	$ 2,168,028	$ 606,100	$ 1,561,928

4. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for investment assets measured at fair value.

- Commingled trust funds are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, less any liabilities, and then divided by the number of units outstanding.

- Time Warner Cable Inc. common stock, other common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.

- Synthetic investment contracts are valued based on the fair value of the underlying investments, which include U.S. Treasury debt securities, U.S. government asset-backed debt securities and corporate debt securities. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2014 and 2013, there were no reserves against contract values for credit risk of contract issuers or otherwise.

- Corporate debt securities and other fixed-income securities are valued by third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color (including indices and market research reports), spreads, bids and offers.

- Cash, cash equivalents and other investments consist of short-term investment strategies comprised of instruments issued or fully guaranteed by the U.S. government and/or its agencies and money market funds. These are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, less any liabilities, and then divided by the number of units outstanding.

Purchases and sales are recorded on a trade date basis. Investments held are recorded at fair value at the end of each month. Securities denominated in foreign currencies are translated into U.S. dollars at the current exchange rates as of the date of the Statements of Net Assets Available for Benefits. Interest income is recognized on an accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of securities are recognized on the trade date and are determined on the basis of the average cost method. There were no transfers in or out of Level 1 and Level 2 fair value measurements in 2014 and 2013.

5. Net Asset Value ("NAV") Per Share

The Plan's investments in commingled trust funds are valued using NAV per share. The fair value and terms of these investments as of December 31, 2014 are summarized below (in thousands):

	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
J.P. Morgan Smart Retirement Target Date Funds	$ 734,240	None	Immediate	None	Daily
Black Rock Equity Index – Fund H	528,354	None	Immediate	None	Daily
Black Rock US Debt Index – Fund T	105,234	None	Immediate	None	Daily
Franklin Templeton International Equity Fund.	117,418	None	Immediate	None	Daily

The following is a description of the significant investment strategies of the commingled trust funds valued at NAV per share:

- The J.P. Morgan Smart Retirement Target Date Funds are collective trust funds, not mutual funds, with the objective of balancing longevity risk (outliving one's retirement assets) and market risk (limiting the probability of a significant loss of retirement assets due to market volatility) through a diversified portfolio that methodically shifts the fund asset allocation based on the time horizon of the fund. Each fund holds a broadly diversified mix of equity and fixed income investments. As each fund approaches its targeted retirement date, it will shift a greater portion of its assets to cash, cash alternatives and bond funds to emphasize capital preservation and purchasing power.

- The Black Rock Equity Index – Fund H is a collective trust fund, not a mutual fund, with the objective of providing investment results that correspond to the total return performance of large company common stocks that are publicly traded in the United States. The fund is designed to track the performance of the S&P 500 Index (an unmanaged index of the performance of stock of 500 widely-held U.S. stocks and includes the reinvestment of dividends) by investing in stocks comprising the index in their appropriate capitalization weights.

5. Net Asset Value ("NAV") Per Share (continued)

- The Black Rock US Debt Index – Fund T is a collective trust fund, not a mutual fund, with the objective of providing investment results that correspond to the total return performance of the broad bond universe. The fund is a broadly diversified bond fund that seeks to track the returns of the Barclays Capital U.S. Aggregate Bond Index, which includes U.S. government, investment-grade corporate, mortgage-backed and asset-backed securities market segments, including U.S. dollar denominated bonds issued by foreign governments, agencies and corporations.

- The Franklin Templeton International Equity Fund is a collective trust fund, not a mutual fund, with the objective of achieving long-term capital growth through investment predominantly in stocks of companies outside the United States. The fund seeks to invest primarily in equity securities of established companies located outside the United States, including emerging market countries.

6. Transactions with Parties-in-Interest

Under the terms of the Plan, during the periods covered by these financial statements, TWC was required to contribute only cash for the Employing Company Contributions to the Plan, and purchases of TWC common stock were made on the open market.

7. Tax Status of Plan

The Plan received a favorable determination letter from the Internal Revenue Service ("IRS") dated September 26, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended and restated. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

The Administrative Committee has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2011.

8. Comcast Merger

On February 12, 2014, TWC entered into an Agreement and Plan of Merger (the "Merger Agreement") with Comcast Corporation ("Comcast") whereby TWC agreed to merge with and into a 100% owned subsidiary of Comcast (the "Comcast Merger"). Upon completion of the Comcast Merger, all of the outstanding shares of TWC will be cancelled and each issued and outstanding share will be converted into the right to receive 2.875 shares of Class A common stock of Comcast (including shares of TWC common stock in the TWC Common Stock Fund). At their special meetings on October 8, 2014 and October 9, 2014, respectively, Comcast's shareholders approved the issuance of Comcast Class A common stock to TWC stockholders in the Comcast Merger and TWC stockholders approved the adoption of the Merger Agreement. The Comcast Merger is subject to receipt of regulatory approvals, as well as satisfaction of certain other closing conditions.

9. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive synthetic investment contracts will be recorded at fair value on the 2014 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and the Form 5500 (in thousands):

	December 31,	
	2014	2013
Net assets available for benefits per the financial statements	$ 2,405,376	$ 2,255,271
Adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	4,727	5,160
Net assets per the Form 5500	$ 2,410,103	$ 2,260,431

	Year Ended December 31, 2014
Net change in net assets available for benefits	$ 150,105
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	(5,160)
Current year adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	4,727
Net investment gain per the Form 5500	$ 149,672

Supplemental Schedules

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2014

Party-In-Interest	Identity and Address of Obligor	Detailed Description of Loan Including Dates of Making and Maturity, Interest Rate, the Type and Value of Collateral, any Renegotiation of the Loan	Original Amount of Loan	Unpaid Balance at End of Year	Amount Overdue	
					Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$ 179,000	$ -	$ -	$ 55,482
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	121,000	35,393	121,000	22,978
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	513,000	124,403	-	248,062
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19 144A	100,000	-	-	43,581
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	279,000	25,110	279,000	51,057

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(a) - Schedule of Delinquent Participant Contributions

December 31, 2014

	Total that Constitutes Nonexempt Prohibited Transactions			
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$1,916.87		$1,916.87		

26

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
	Commingled Trust Funds	
6,939,347	BLACK ROCK EQUITY INDEX - FUND H	$ 528,354,218
5,539,751	BLACK ROCK US DEBT INDEX - FUND T	105,234,223
139,246	FRANKLIN TEMPLETON INTERNATIONAL EQUITY FUND	117,418,067
1,195,784	J.P. MORGAN SMART RETIREMENT INCOME FUND	22,923,178
2,134,566	J.P. MORGAN SMART RETIREMENT 2015 FUND	42,499,204
4,708,248	J.P. MORGAN SMART RETIREMENT 2020 FUND	97,601,974
6,557,521	J.P. MORGAN SMART RETIREMENT 2025 FUND	139,085,027
5,641,191	J.P. MORGAN SMART RETIREMENT 2030 FUND	121,680,500
5,152,073	J.P. MORGAN SMART RETIREMENT 2035 FUND	112,624,324
4,083,436	J.P. MORGAN SMART RETIREMENT 2040 FUND	89,876,419
2,982,832	J.P. MORGAN SMART RETIREMENT 2045 FUND	65,741,612
1,911,580	J.P. MORGAN SMART RETIREMENT 2050 FUND	42,207,676
	Total Commingled Trust Funds	**1,485,246,422**
644,733	**Time Warner Cable Common Stock***	**101,079,300**
	Other Common Stocks	
47,392	ACI WORLDWIDE INC	955,897
57,572	ACUITY BRANDS INC	8,064,110
73,623	ACXIOM CORP	1,492,338
46,398	ADVISORY BOARD CO	2,272,574
6,782	AGIOS PHARMACEUTICALS INC	759,855
424,800	ALLSCRIPTS HLTHCARE SOLS INC	5,424,696
19,845	ALNYLAM PHARMACEUTICALS INC	1,924,965
100,300	AMERICAN AXLE & MFG HLDGS INC	2,265,777
205,500	APPROACH RESOURCES INC	1,313,145
102,000	ARES COMMERCIAL REAL ESTATE CO	1,196,460
286,367	ASSOCIATED BANC CORP	5,335,017
41,213	ATHENAHEALTH INC	6,004,734
60,692	AVERY DENNISON CORP	3,148,701
27,700	BANNER CORP	1,196,640
137,061	BEACON ROOFING SUPPLY INC	3,810,296
39,653	BENEFITFOCUS INC	1,302,205
5,364	BLUEBIRD BIO INC	491,986
88,800	BOSTON PRIVATE FINL HLDG INC	1,196,136
35,675	BRIGHT HORIZONS FAMILY SOL INC	1,677,082
51,835	BRISTOW GROUP INC	3,410,225
191,636	BRUKER CORP	3,759,898
187,908	CALPINE CORP	4,158,404
30,337	CAVIUM INC	1,875,433
115,300	CBL & ASSOCIATES PPTYS INC	2,269,681
110,971	CEPHEID INC	6,007,970
43,900	CLEAN HARBORS INC	2,109,395
134,172	COGNEX CORP	5,545,329
96,500	COMMVAULT SYSTEMS INC	4,988,085
32,515	CONTROL4 CORP	499,756
33,473	COSTAR GROUP INC	6,146,647
273,430	DANA HOLDING CORP	5,944,368
50,481	DECKERS OUTDOOR CORP	4,595,790
48,481	DEMANDWARE INC	2,789,597
173,873	DEXCOM INC	9,571,709
2,292	DIAMOND FOODS INC	64,703
15,071	DIAMONDBACK ENERGY INC	900,944

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
72,200	DOLBY LABORATORIES INC CL A	3,113,264
118,516	DUNKIN BRANDS GROUP INC	5,054,707
117,205	EHEALTH INC	2,920,749
66,200	ENDURANCE INTL GROUP HLDGS INC	1,220,066
86,359	EXACT SCIENCES CORP	2,369,691
27,946	FEI COMPANY	2,524,921
196,871	FIRST AMERICAN FINANCIAL CORP	6,673,927
470,509	FIRST HORIZON NATIONAL CORP	6,412,423
70,200	FIRSTMERIT CORP	1,326,078
35,238	FIVE BELOW INC	1,438,768
47,522	FORWARD AIR CORP	2,393,683
120,100	FTD COS INC	4,181,882
162,143	GENMARK DIAGNOSTICS INC	2,206,766
70,148	GENTHERM INC	2,568,820
110,578	GUIDEWIRE SOFTWARE INC	5,598,564
12,459	HANCOCK HOLDING CO	382,491
314,800	HMS HOLDINGS CORP	6,654,872
23,467	HOLLYSYS AUTOMATION TECH LTD	573,299
86,175	HOMEAWAY INC	2,566,292
216,420	HORSEHEAD HOLDING CORP	3,425,929
10,330	HUNTINGTON INC W/I	1,161,712
48,180	IDEX CORPORATION	3,750,331
32,980	IMAX CORPORATION	1,019,082
47,063	INCYTE CORP	3,440,776
69,803	INFORMATICA CORP	2,661,937
176,710	INTERACTIVE BROKERS GROUP INC	5,152,864
24,761	INTERACTIVE INTELLIGENCE GROUP	1,186,052
17,084	IPG PHOTONICS CORP	1,279,933
71,256	ISIS PHARMACEUTICALS CO	4,399,345
30,700	ITT CORP	1,242,122
33,164	JONES LANG LASALLE INC	4,972,279
9,372	K2M GROUP HLDGS INC	195,594
190,169	LAREDO PETROLEUM INC	1,968,249
128,200	LIBERTY VENTURES CL A	4,835,704
225,584	LIFELOCK INC	4,175,560
88,448	LKQ CORP	2,487,158
94,192	LYON WILLIAM HOMES CLS A	1,909,272
78,013	MAGELLAN HEALTH INC	4,683,120
34,611	MAKEMYTRIP LIMITED	899,540
19,903	MARKETO INC	651,226
69,200	MASONITE INTERNATIONAL CORP	4,253,032
31,300	MATERION CORP	1,102,699
29,109	MEDICINES CO	805,446
23,116	MERCADOLIBRE INC	2,955,073
148,600	MFA FINANCIAL INC	1,217,034
15,455	MICROSTRATEGY INC CL A	2,509,892
208,330	MRC GLOBAL INC	3,156,200
104,900	NAVISTAR INTL CORP	3,512,052
225,401	NEOGENOMICS INC	939,922
88,271	NOODLES & CO	2,325,941
19,632	NUVASIVE INC	925,845
72,299	OASIS PETROLEUM INC	1,195,825
122,600	OLIN CORP	2,791,602
203,183	PANDORA MEDIA INC	3,622,753
34,900	PENNYMAC MORTGAGE INV TRUST	757,330

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
272,774	PERFORMANT FINANCIAL CORP	1,813,947
170,748	PEYTO EXPL & DEV CORP NEW	4,935,202
43,200	PLANTRONICS INC	2,290,464
22,346	PRICESMART INC	2,038,402
14,037	PROTO LABS INC	942,725
183,830	QUESTAR CORP	4,647,222
21,471	RESTORATION HARDWARE HLDGS INC	2,061,431
160,915	ROSETTA RESOURCES INC	3,590,014
144,800	SEALED AIR CORP	6,143,864
17,132	SEMGROUP CORP-CLASS A	1,171,657
9,333	SOLERA HOLDINGS INC	477,663
32,472	SPS COMMERCE INC	1,838,889
78,093	STANCORP FINL GROUP INC	5,455,577
29,900	STEWART INFORMATION SERVICES	1,107,496
42,636	SURGICAL CARE AFFILIATES INC	1,434,701
91,536	SYNOVUS FINANICAL CORP	2,488,624
25,780	TABLEAU SOFTWARE INC CL A	2,185,113
202,945	TASER INTERNATIONAL INC	5,373,984
55,861	TELEDYNE TECHNOLOGIES INC	5,739,159
246,410	TETRA TECHNOLOGIES INC	1,646,019
84,351	TEXTURA CORP	2,401,473
83,022	TORCHMARK CORP	4,507,821
58,000	TRIMAS CORP	1,814,820
144,530	TUMI HOLDINGS INC	3,429,697
58,760	TUPPERWARE BRANDS CORP	3,740,817
38,564	TYLER TECHNOLOGIES INC	4,220,444
27,097	ULTIMATE SOFTWARE GROUP INC	3,978,246
51,074	ULTRATECH INC	947,933
19,600	UMB FINANCIAL CORP	1,119,462
51,771	WASTE CONNECTIONS INC	2,277,406
12,372	WEX INC	1,223,838
147,500	WP GLIMCHER INC	2,539,950
32,335	ZENDESK INC	788,004
6,573	ZOES KITCHEN INC	196,598
	Total Other Common Stocks	**352,788,904**
	Synthetic Investment Contracts	
3,219,032	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	3,238,348
290,000	AB INBEV FIN 2.15% 2/1/19	293,767
256,243	ALLYL 2013-SN1 A3 .72% 05/16	256,385
362,000	ALLYL 2014-SN1 A3 .75% 02/17	361,449
440,000	AMERICAN EX CRD 2.125% 3/18/19	442,123
300,000	AMERICAN HONDA FIN 2.125 10/18	303,260
140,000	AMERICAN INTL GROUP 2.3% 7/19	141,618
550,000	AMXCA 2013-3 A .98% 05/19	550,050
589,000	AMXCA 2014-2 A 1.26% 1/20	587,919
1,000,000	AMXCA 2014-3 A 1.49% 04/20	1,001,569
730,000	AMXCA 2014-4 A 1.43% 06/20	729,040
250,000	ANGLO AMER CAP 4.125 4/21 144A	253,017
440,000	ANZ NY BRAN 1.25% 1/10/17	442,772
1,103,000	APPLE INC 1% 5/3/18	1,087,338
440,000	APPLE INC 2.85% 5/6/21	452,018
290,000	AT&T INC 1.4% 12/01/17	287,451
440,000	AUST & NZ BKG NY 2.25% 6/13/19	442,603
290,000	AUSTRALIA & NZ 1.45% 5/15/18	286,817

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
280,000	AUSTRALIA & NZ 1.875% 10/06/17	283,797
135,000	AVALONBAY COMM 3.625% 10/1/20	141,636
290,000	BAAT 2012-1 A4 1.03 12/16	290,805
151,000	BACM 2006-2 A4 CSTR 5/45	157,941
461,921	BACM 2006-4 A1A CSTR 7/46	491,214
268,835	BACM 2006-4 A4 5.634 7/46	282,537
270,000	BANK AMER FDG COR 1.7% 8/25/17	271,674
752,000	BANK AMER FDG CRP 2.6% 1/15/19	766,863
290,000	BANK AMER NA 1.25% 02/14/17	290,729
600,000	BANK AMERICA CORP 2.65% 4/1/19	608,376
450,000	BANK NOVA SCOTIA 2.8% 07/21/21	455,788
500,000	BANK OF AMERICA CRP MTN 2 1/18	504,342
290,000	BANK T-M UFJ 1.65% 2/26/18 144	287,832
290,000	BANK T-M UFJ 2.35% 9/8/19 144A	290,212
290,000	BANK T-M UFJ 2.7% 9/9/18 144A	297,461
490,000	BARCLAYS BNK PLC 2.5% 02/20/19	500,968
246,000	BARCLAYS PLC 2.75% 11/8/19	245,455
200,000	BAYER US FIN 3% 10/8/21 144A	203,009
208,000	BAYER US FIN2.375% 10/19 144 A	209,964
89,000	BECTON DICKINSO 2.675% 12/19	90,276
540,000	BMWLT 2014-1 A3 .73% 02/17	539,627
295,000	BNP PARIBA 2.45% 03/17/19	301,021
290,000	BP CAP MKTS PLC 2.521% 1/20	291,497
310,000	BP CAPITAL MKTS 1.375% 11/6/17	307,295
300,000	BPCE SA 1.625% 2/10/17	302,533
290,000	BPCE SA 2.5% 7/15/19	294,485
300,000	BPCM 1.375% 5/10/18	295,285
200,000	BRITISH TELECOM PLC 2.35% 2/19	201,501
212,479	BSCMS 2005-PWR8 A4 4.674 6/41	214,283
70,169	BSCMS 2005-T18 A4 4.933% 2/42	70,462
351,914	BSCMS 2006-PW12 A1A CSTR 9/38	371,565
443,499	BSCMS 2006-PW13 A1A 5.533 9/41	472,408
211,270	BSCMS 2006-PW14 A1A 5.189	224,948
452,577	BSCMS 2006-T22 A1A CSTR 4/38	474,618
600,000	CAPITAL ONE BK 2.25% 2/13/19	600,830
250,000	CAPITAL ONE BNK 1.15% 11/21/16	249,492
240,000	CAPITAL ONE FIN 2.45% 04/24/19	240,544
288,000	CARMX 2013-3 A3 .97% 11/15/16	288,732
361,000	CARMX 2014-3 A3 1.16% 06/19	359,829
441,000	CARMX 2014-4 A3 1.25% 11/19	440,036
470,000	CCCIT 13-A3 A3 1.11% 7/23/18	473,588
1,180,000	CCCIT 2013-A6 A6 1.32% 09/18	1,191,474
590,000	CCCIT 2014 A2 1.02% 02/19	589,888
580,000	CCCIT 2014-A4 A4 1.23% 04/19	580,419
590,000	CCCIT 2014-A6 A6 2.15% 07/21	595,724
580,000	CCCIT 2014-A8 A8 1.73% 04/20	583,532
722,402	CD 06-CD2 A1B CSTR 1/46	749,306
159,106	CD 2005-CD1 A4 CSTR 7/44	162,393
492,580	CD 2007-CD5 A1A 5.8% 11/44	536,510
25,678	CFGNR 2011-150 D 3% 4/37	26,140
158,402	CGCMT 13-GC11 A1 0.672% 12/17	157,823
765,820	CGCMT 2006-C5 A1A 5.425 10/49	815,503
345,000	CGCMT 2006-C5 A4 5.431 10/49	366,890
300,000	CHAIT 2013-A8 A8 1.01% 10/18	300,129
740,000	CHAIT 2014-A1 A 1.15% 01/19	740,015

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
732,000	CHAIT 2014-A7 A 1.38% 11/19	729,540
549,000	CHEVRON CORP NE 1.104% 12/5/17	546,710
590,000	CISCO SYSTEMS INC 2.125% 3/19	596,955
500,000	CITIGROUP INC 1.55% 08/14/17	501,573
300,000	CITIGROUP INC 1.75% 05/01/18	297,391
290,000	CITIGROUP INC 1.85% 11/24/17	290,225
300,000	CITIGROUP INC 2.5% 7/29/19	303,408
440,000	CITIGROUP INC 2.55% 04/08/19	445,481
440,000	CITIZENS BK MTN 2.45% 12/04/19	438,461
384,000	COLGATE-PALMOLIVE 0.9% 5/1/18	375,822
177,000	COMERICA INC 2.125% 05/23/19	176,213
1,026,000	COMET 2013-A1 A1 .63% 11/18	1,025,480
844,000	COMET 2013-A3 A3 .96% 9/19	841,252
590,000	COMET 2014-A2 A2 1.26% 01/20	589,611
720,000	COMET 2014-A5 A 1.48% 07/20	720,636
491,238	COMM 06-C8 A4 5.306% 12/46	522,553
646,700	COMM 2006-C7 A1A CSTR 6/46	682,682
435,511	COMM 2006-C8 A1A 5.292 12/46	467,251
5,197	COMM 2012-CR1 A1 1.116% 5/45	5,203
230,000	COMM 2012-CR1 A2 2.35% 5/45	233,954
71,154	COMM 2012-CR2 A1 .824% 08/45	71,063
142,417	COMM 2012-CR5 A1 0.673% 12/45	141,970
94,470	COMM 2013-CR9 A1 1.3440% 7/45	95,125
121,401	COMM 2013-LC6 A1 .7240% 1/46	120,839
420,000	COMM 2014-CR17 A2 3.012% 05/47	435,572
330,000	COMM 2014-CR18 A2 2.924% 07/47	339,581
300,000	COMM 2014-CR20 A2 2.801% 11/47	307,117
290,000	COMMONWEALTH BK NY 2.3% 9/6/19	292,267
583,000	COMMONWEALTH NY 2.25% 03/13/19	589,652
115,000	COMWLTH EDISON 2.15% 01/15/19	116,999
300,000	CREDIT SUISSE NY 2.3% 5/19	300,117
300,000	CREDIT SUISSE NY 3% 10/29/21	300,150
231,000	CVS CAREMARK 2.25% 12/5/18	233,444
600,000	DAIMLER FIN NA 2.25% 9/19 144A	603,605
24,152	DBUBS 2011-LC3A A1 2.238 8/44	24,398
1,420,000	DCENT 2013-A2 A2 .69% 07/18	1,418,656
600,000	DCENT 2013-A5 A5 1.04% 04/19	599,686
580,000	DCENT 2014-A3 A3 1.22% 10/19	579,325
571,000	DCENT 2014-A4 A4 2.12% 12/21	572,811
580,000	DCENT 2014-A5 A 1.39% 04/20	579,147
1,086,000	DEUTSCHE BANK AG 2.5% 2/13/19	1,109,704
290,000	DEVON ENERGY CO 2.25% 12/15/18	289,245
181,000	DOMINION RES INC 1.95 8/15/16	184,324
240,000	DUKE ENERGY COR 2.1% 06/15/18	242,438
59,000	ENTERPRISE PRD 2.55% 10/15/19	58,728
193,000	ERP OPERATING LP 2.375% 7/19	194,620
272,000	ESSEX PORTFOLIO LP 5.5% 3/17WI	298,982
600,000	EXPRESS SCRIP HD 2.25% 6/15/19	594,175
1,675,000	FHLB 0.62% 11/23/16	1,674,807
330,000	FHLB 0.875% 05/24/17	329,812
92,931	FHLG 5.50% 3/34 #G01665	105,035
682,606	FHLG 5.50% 5/34 #Z40042	770,068
128,667	FHLG 10YR 3.00% 8/21 #J16393	134,337
113,119	FHLG 10YR 3.00% 8/21 #J16442	118,103
1,571,343	FHLG 15YR 3.50% 10/26 #G14450	1,674,013

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
86,549	FHLG 15YR 4.00% 4/26 #E02867	93,130
207,421	FHLG 15YR 4.00% 6/24 #G18312	222,349
169,972	FHLG 15YR 4.00% 7/24 #G13596	182,205
173,332	FHLG 15YR 4.00% 9/25 #E02787	186,998
140,655	FHLG 15YR 4.00% 9/25 #G14376	150,778
79,646	FHLG 15YR 4.50% 8/18 #E98688	84,093
77,142	FHLG 15YR 5.00% 3/19 #G13052	81,564
113,957	FHLG 15YR 5.00% 4/20 #G13598	120,666
19,079	FHLG 15YR 5.50% 4/18 #G11389	20,104
197,533	FHLG 15YR 2.5% 06/23#G14775	205,660
105,004	FHLG 15YR 2.5% 09/22#J20415	108,143
63,140	FHLG 25YR 5.50% 7/35 #G05815	71,364
306,958	FHLM AR 12M+187.9 10/42#849255	323,363
91,621	FHLM ARM 2.98% 8/41 #1B8533	95,586
49,562	FHLM ARM 3.07% 9/41 #1B8608	51,952
38,091	FHLM ARM 3.58% 4/40 #1B4702	40,944
17,253	FHLM ARM 4.199% 8/36 #848185	18,527
31,959	FHLM ARM 4.941% 11/35 #1J1228	34,176
30,604	FHLM ARM 3.224% 4/41#1B8179	32,196
23,744	FHLM ARM 3.242% 9/1/41#1B8659	24,919
30,408	FHLM ARM 3.283 6/1/41	31,856
32,875	FHLM ARM 3.464% 5/1/41#1B8304	34,709
50,229	FHLM ARM 3.53% 4/40 #1B4657	53,989
49,600	FHLM ARM 3.627% 6/1/41#1B8372	52,486
41,649	FHLM ARM 3.717% 05/41#1B8124	44,122
1,226,000	FHLMC .75% 1/12/18	1,212,819
514,000	FHLMC 0.875% 02/22/17	516,473
1,219,000	FHLMC 1% 9/29/17	1,219,637
170,000	FHLMC 1.25% 5/12/17	171,593
321,169	FHR 2011-3938 BE 2% 10/21	326,955
10,617	FHR 2313 C 6 5/31	11,805
113,146	FHR 3117 JF 1ML+30 2/36	113,677
72,016	FHR 3415 PC 5% 12/37	77,635
148,486	FHR 3741 HD 3% 11/15/39	153,397
161,736	FHR 3763 QA 4% 4/34	169,847
388,218	FHR 3778 G 3% 6/24	403,013
174,489	FHR 3820 DA 4% 11/35	186,424
189,713	FHR 3943 EF 1ML+25 2/26	190,072
865,614	FHR 4046 LA 3% 11/2026	901,961
261,254	FHR 4176 BA 3% 2/33	270,268
374,262	FHR 4181 LA 3% 3/37	387,202
653,388	FHR SER 4221 CLS GA 1.4% 7/23	652,160
250,000	FIFTH THIRD BAN 2.375% 4/25/19	252,227
290,000	FIFTH THRD BANC 1.45% 02/28/18	288,208
28,045	FNMA 6.50% 7/32 #545759	32,775
18,183	FNMA 6.50% 7/32 #545762	21,249
19,265	FNMA 6.50% 7/35 #745092	22,480
23,554	FNMA 6.50% 8/36 #888034	27,512
18,284	FNMA 6.50% 12/32 #735415	21,361
74,000	FNMA .875% 10/26/17	73,497
161,000	FNMA .875% 2/8/18	159,728
1,431,000	FNMA 1.625% 11/27/18	1,443,382
2,062,000	FNMA 1.75% 11/26/19	2,066,649
2,710,000	FNMA 1.875% 09/18/18	2,768,800
304,649	FNMA 10YR 2.5% 05/23 #MA1431	314,137

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
138,020	FNMA 10YR 2.5% 10/22#AB6544	142,318
102,493	FNMA 10YR 2.5% 10/22#AB6730	105,685
155,070	FNMA 15YR 3.50% 1/26 #AL1168	165,347
588,793	FNMA 15YR 3.50% 3/27 #AL1746	628,000
356,718	FNMA 15YR 3.50% 5/27 #AL1741	379,469
135,194	FNMA 15YR 3.50% 5/27 #AL1751	143,816
165	FNMA 15YR 7.00% 1/16 #535662	169
55	FNMA 15YR 7.00% 5/15 #495848	56
35	FNMA 15YR 7.00% 11/18 #735420	36
2,435	FNMA 20YR 5.50% 10/22 #254522	2,732
497,793	FNMA 5.50% 11/34 #310105	561,640
81,373	FNMA 6.50% 12/35 #AD0723	95,037
43,933	FNMA 6.50% 8/36 #888544	51,187
44,678	FNMA 6.50% 8/36 #AE0746	51,132
15,469	FNMA ARM 2.61% 4/35 #995609	16,586
180,416	FNMA ARM 2.74% 8/41 #AH5259	188,093
30,143	FNMA ARM 3.01% 8/41 #AI4358	31,449
45,306	FNMA ARM 3.37% 9/41 #AI8935	48,690
49,689	FNMA ARM 3.47% 3/40 #AD0820	53,235
64,447	FNMA ARM 3.60% 3/40 #AD1555	69,273
36,559	FNMA ARM 4.21% 5/35 #889946	38,878
63,833	FNMA ARM 4.285% 7/33#AD0066	67,926
45,972	FNMA ARM 4.30% 2/35 #995017	48,843
34,674	FNMA ARM 4.53% 12/34 #802852	37,050
37,280	FNMA ARM 4.68% 11/34 #735011	39,849
46,137	FNMA ARM 06/42#AO2244	47,704
23,682	FNMA ARM 09/41#AI9813	24,778
15,870	FNMA ARM 10/41#AJ3399	16,642
21,283	FNMA ARM 11/40#AE6806	22,377
72,812	FNMA ARM 3.20% 1/40 #AC0599	77,805
51,875	FNMA ARM 3.228% 7/41#AI3469	54,644
133,420	FNMA ARM 3.28% 2/40 #AC9833	141,446
28,153	FNMA ARM 3.365% 10/41#AI6819	29,683
49,435	FNMA ARM 3.545% 07/41#AI6050	52,251
310,331	FNMA ARM 4.198% 11/34 #841068	331,923
45,943	FNMA ARM 4.512% 12/36 #995606	49,110
46,194	FNMA ARM 4.53% 10/35 #995414	49,204
223,461	FNMA ARM 4.55% 10/35 #995415	238,632
57,573	FNR 2003-74 PG 4.5% 8/18	60,354
109,809	FNR 2005-106 UF 1ML+30 11/35	110,429
112,083	FNR 2005-90 FC 1ML+25 10/35	112,511
42,693	FNR 2008-29 BG 4.7% 12/35	44,409
105,634	FNR 2008-95 AD 4.5% 12/23	109,915
50,045	FNR 2010-123 DL 3.5% 11/25	51,782
117,286	FNR 2010-135 DE 2.25% 4/24	120,048
86,693	FNR 2010-143 B 3.5% 12/25	90,148
69,140	FNR 2011-23 AB 2.75% 6/25/20	70,952
89,331	FNR 2011-88 AB 2.5% 9/26	91,619
404,595	FNR 2011-99 DV 5% 01/26	431,649
354,773	FNR 2012-15 FP 1ML+38 6/40	356,394
130,234	FNR 2012-94 E 3% 6/22	134,942
1,360,912	FNR 2013-16 GP 3% 03/33	1,414,210
558,087	FNR 2013-9 FA 1ML+35 03/42	560,714
600,000	FORD MTR CR 2.875% 10/01/18	614,840
283,000	FORDL 2014-A A3 .68% 04/17	282,829

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
300,000	GE CAP CORP 1.6% 11/20/17	302,413
710,000	GE CAP CORP 2.9% 1/09/17	744,604
256,493	GECMC 2006-C1 A1A CSTR 3/44	267,777
355,653	GECMC 2006-C1 A4 CSTR 3/44	366,058
785,000	GEMNT 2012-5 A 0.95% 6/15/18	786,588
500,000	GENERAL ELEC CAP 2.3% 1/14/19	513,314
515,000	GENERAL ELEC CO 3.375% 3/11/24	537,331
2,010	GMACC 2004-C2 A4 5.301% 8/38	2,022
95,304	GNMA 30YR 5.5% 06/35#783800	108,897
198,521	GNMA 30YR 5.5% 11/35#783799	226,514
327,967	GNR 13-41 PA 2.5% 04/40	336,823
5,513	GNR 2010-112 PM 3.25% 9/33	5,530
6,497	GNR 2010-99 PT 3.5% 8/33	6,519
830,000	GOLDMAN SACHS GRP 2.625% 1/19	844,207
290,000	GSINC 2.375% 1/22/18	295,971
440,000	GSINC 2.9% 07/19/18	457,129
247,480	GSMS 2006-GG6 A1A CSTR 4/38	257,796
709,000	GSMS 2006-GG6 A4 CSTR 4/38	730,830
261,064	GSMS 2006-GG8 A1A 5.547 11/39	279,165
450,393	GSMS 2006-GG8 A4 5.56% 11/39	478,902
35,661	GSMS 2012-GC6 A1 1.282% 1/45	35,827
32,301	GSMS 2013-GC10 A1 .696% 2/46	32,197
120,000	GSMS 2013-GC10 A2 1.84% 2/46	120,349
161,063	GSMS 2013-GC12 A1 VAR 06/46	159,777
160,000	HART 2013-C A3 1.01% 02/18	160,532
600,000	HSBC 1.5% 05/15/18 144A	594,660
510,000	HSBC BANK 3.1% 5/24/16 144A	528,307
260,000	HSBC USA INC 1.625% 1/16/18	260,935
443,000	HSBC USA INC 2.25% 06/23/19	442,544
154,000	HSBC USA INC 2.625% 09/24/18	159,044
77,000	HYUNDAI CAP 1.875% 8/9/16 144A	78,122
580,000	HYUNDAI CAP AME 2.55 2/19 144A	586,037
79,000	INGERSOLL-RND LX 2.625% 5/1/20	78,852
207,000	INTERCONT EXCH 2.5% 10/15/18	211,864
530,000	JPMC CO 2.2% 10/22/19	527,665
500,000	JPMC CO 2.35% 01/28/19	508,256
645	JPMCC 2005-LDP2 A3 4.697 7/42	647
701,778	JPMCC 2006-CB16 A1A 5.546 5/45	746,506
546,108	JPMCC 2006-LDP7 A1A CSTR 4/45	579,873
416,000	JPMCC 2006-LDP7 A4 CSTR 4/45	436,474
3,493	JPMCC 2007-LD11 A2 CSTR 6/49	3,503
270,000	JPMCC 2012-C6 A2 2.2058% 5/45	275,489
154,596	JPMCC 2012-LC9 A1 .6698% 12/47	154,657
125,216	JPMCC 2013-C10 .7302% 12/15/47	124,272
250,000	KEY BANK NA 2.5% 12/15/19	251,666
250,000	KEYBANK NATL 1.65% 2/1/18	250,779
133,000	KINDER MORGAN EN 2.65 2/1/19	132,515
208,000	KINDER MORGAN IC 3.05% 12/1/19	206,963
108,000	KINDER MRGN INC 2% 12/01/17	107,550
593,061	LBUBS 2006-C6 A1A CSTR 9/39	628,663
315,000	LBUBS 2006-C6 A4 5.372% 9/39	333,934
689,179	LBUBS 2007-C7 A3 5.886% 9/45	759,415
440,000	MANITOBA (PROV) 1.125% 6/1/18	435,572
290,000	MANU&TRD NT PRG 2.3% 1/30/19	294,052
180,000	MARSH & MCLENNAN 2.35% 9/10/19	181,568

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
307,000	MARSHMCLEN 2.55% 10/15/18	313,843
500,000	MASSMUTUAL GBL 2.1 8/2/18 144A	509,060
590,000	MASSMUTUAL GLB 2.35% 4/19 144A	596,822
630,000	MASSMUTUAL GLB 3.125 4/16 144A	653,132
560,000	MASSMUTUAL GLBL 2% 4/5/17 144A	570,599
164,000	MASTERCARD INC 2% 04/01/19	163,918
440,000	MBALT 2014-A A3 .68% 12/16	440,112
402,000	MCKESSON CO 2.284% 03/15/2019	403,864
580,000	MEDTRONIC PLC 2.5% 03/20 144A	582,367
590,000	MET LIFE GLB 2.3% 4/10/19 144A	595,286
695,000	MET LIFE GLBL 1.5 1/18 144A	695,621
61,000	METLIFE INC 1.903/STEP 12/17	61,193
124,000	METLIFE INC STEP 12/15/17	124,515
87,000	MICROSOFT CORP .875% 11/15/17	86,237
290,000	MITSUBISHI 2.45% 10/16/19 144A	291,395
300,000	MIZUHO BK LTD 2.45 4/19 144A	299,579
290,000	MIZUHO BNK LTD 2.65% 9/19 144A	293,376
730,000	MIZUHO CORP BK 1.55 10/17 144A	725,467
973,958	MLCFC 2006-3 A4 CSTR 7/46	1,030,326
129,301	MLMT 2005-CKI1 A1A CSTR 11/37	133,409
421,623	MLMT 2006-C2 A1A CSTR 8/43	448,082
490,000	MONSANTO CO NEW 2.125% 7/15/19	493,395
500,000	MORGAN STANLEY 1.875% 01/05/18	499,465
290,000	MORGAN STANLEY 2.125% 4/25/18	291,323
290,000	MORGAN STANLEY 2.375% 7/23/19	291,953
1,610,000	MORGAN STANLEY 2.5% 01/24/19	1,629,014
171,117	MSBAM 2012-C5 A1 .916% 8/45	171,138
470,000	MSBAM 2012-C5 A2 1.972% 8/45	475,933
491,000	MSBAM 2014-C14 A2 2.916% 1/47	507,498
340,533	MSC 2006-HQ9 A4 CSTR 7/44	359,114
491,188	MSC 2006-IQ11 A1A CSTR 10/42	516,302
175,262	MSC 2007-IQ13 A1A 5.312% 3/44	188,585
522,205	MSC 2007-T27 A1A CSTR 6/42	567,936
323,000	NALT 2014-A A3 .80% 02/17	322,899
434,000	NAROT 2013-B A3 0.84% 11/17	434,579
55,490	NEF 2005-1 A5 4.74% 10/45	55,269
730,000	NEW YORK LIFE 1.3% 10/17 144A	728,028
440,000	NORDEA BK AB 2.375% 4/4/19 144	446,407
450,000	NORDEA BK AG .875% 5/16 144A	450,221
590,000	ORACLE CORP 2.25% 10/8/19	597,276
245,000	PEPSICO INC 7.9% 11/01/18	301,292
44,000	PG&E CORP 2.4% 03/01/19	44,419
140,000	PHILIP MORRIS 1.125% 8/21/17	139,989
300,000	PHILIP MORS INT 1.875% 1/15/19	300,774
300,000	PNC BANK NA 1.15% 11/01/16	301,057
300,000	PNC BANK NA 2.4% 10/18/19	303,320
290,000	PNC BK PITT MTN 2.2% 01/28/19	292,864
290,000	PRICOA GLBL F 1.6% 5/18 144A	286,457
547,000	PROCTER & GAMBLE 1.6% 11/15/18	546,767
244,000	ROYAL BANK CAN 1.45% 09/09/16	246,893
336,000	ROYAL BANK OF CAN 1.2% 1/23/17	337,542
650,000	ROYAL BK CAN GL .85% 03/08/16	652,098
590,000	ROYAL BK CAN GL 1.5% 01/14/18	590,828
369,000	ROYAL BK CANADA 2.3% 7/20/16	380,465
465,000	ROYAL BK CDA 2.2% 7/27/18	474,538

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
290,000	ROYAL BK OF CDA 2.15% 03/15/19	293,179
490,000	SABMILLER HLDG 2.2 8/1/18 144A	495,810
430,000	SHELL INTL FIN 1.125% 8/21/17	431,046
282,000	SIMON PROPERTY 2.2% 02/01/19	286,070
566,000	SLMA 2012-7 A2 1ML+28 9/19	565,238
710,000	SLMA 2013-1 A2 1ML+25 9/19	708,609
360,000	SUMITOMO BKG 2.45% 1/10/19	365,819
420,000	SUMITOMO MITSUI BKG 1.8% 7/17	424,063
560,000	SUNTRUST 2.35% 11/01/18	565,633
70,000	SYNCHRONY FIN 1.875% 8/15/17	70,651
102,000	SYNCHRONY FIN 3% 8/15/19	104,306
53,000	THERMO FISHER 2.4% 02/01/19	53,609
101,000	THOMSON REUTER CRP 1.3 2/23/17	100,943
84,000	TIAA AST MG 2.95% 11/1/19 144A	84,582
277,000	TJX COS INC 2.75% 6/15/21	279,071
750,000	TORONTO DOM 1.4% 4/30/18	747,080
300,000	TORONTO DOM BK 2.125% 7/02/19	301,762
519,000	TORONTO DOM BK 2.5% 7/14/16	537,812
800,000	TORONTO DOMINI 2.375% 10/19/16	822,554
706,000	TORONTO DOMINI 2.625% 09/10/18	729,649
450,000	TORONTO DOMINION 2.25% 11/5/19	452,470
311,000	TOTAL CAP CDA L 1.45% 01/15/18	310,883
280,000	TOTAL CAP INTL 1.55% 6/28/17	281,010
1,000,000	TOTAL CAP INTL 2.125% 01/10/19	1,013,346
290,000	TOTAL CAP INTL 2.75% 06/19/21	291,350
283,000	TOTAL CAPITAL SA 1.5% 2/17/17	286,475
300,000	TOYOTA MOTOR CR 2% 10/24/18	304,013
153,044	UBSBB 2012-C2 A1 1.006% 5/63	153,195
124,699	UBSBB 2012-C4 A1 .6728 12/45	124,085
137,745	UBSBB 2013-C6 A1 .805% 4/46	136,889
60,315	UBSCM 2012-C1 A1 1.032% 5/45	60,531
230,000	UBSCM 2012-C1 A2 2.180% 5/45	234,099
250,000	UNION BANK 1.5% 9/26/16	252,070
300,000	UNITEDHELTH GR 2.875% 12/15/21	303,964
300,000	US BANCORP MTN 1.95% 11/15/18	301,660
590,000	US BANK NA 1.1% 01/30/17	592,263
638,000	US BANK NA CIN 2.125% 10/19	638,304
4,864,000	UST NOTES 0.625% 12/15/16	4,862,190
1,548,000	UST NOTES 0.875% 05/15/2017	1,550,121
10,012,000	UST NOTES 1.625% 06/30/2019	10,037,479
20,000,000	USTN .5% 7/31/17	19,810,608
4,450,000	USTN .625% 02/15/17	4,447,992
5,610,000	USTN .875% 1/31/17	5,646,761
3,000,000	USTN .875% 11/15/17	2,987,706
9,239,000	USTN .875% 11/30/16	9,285,447
49,479,000	USTN .875% 4/30/17	49,603,421
4,513,000	USTN 0.875% 10/15/17	4,502,774
7,165,000	USTN 1% 10/31/16	7,228,058
807,000	USTN 1% 12/15/17	805,548
1,856,000	USTN 1% 3/31/17	1,868,599
9,100,000	USTN 1% 9/30/16	9,188,297
3,300,000	USTN 1.375% 2/28/19	3,296,083
2,385,000	USTN 1.625% 04/30/19	2,399,463
427,424	VALET 2013-1 A3 .56% 8/17	427,107
594,000	VALET 2013-2 A3 0.7% 04/18	592,356

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
389,000	VALET 2014-1 A3 .91% 10/22/18	387,333
127,000	VENTAS RLTY 1.55% 09/26/16	128,063
622,000	VERIZON COM 2.625 2/21/20 144A	620,785
290,000	VERIZON COMM 1.1% 11/01/17	286,168
463,000	VERIZON COMM INC 1.35% 6/9/17	461,413
500,000	VODAFONE GRP PLC 1.25% 9/26/17	495,315
300,000	VODAFONE GRUP PLC 1.5% 2/19/18	296,295
300,000	VOLKSWAGEN 2.125% 11/18 144A	300,155
442,000	VWALT 2014-A A3 .80% 4/20/17	440,698
294,000	WAL MART STORES 3.3% 04/22/24	305,419
590,000	WAL-MART STORES 1.125% 4/18	584,709
488,139	WBCMT 2006-C23 A1A CSTR 1/45	509,169
480,000	WBCMT 2006-C23 A5 CSTR 1/45	499,445
434,686	WBCMT 2006-C24 A1A CSTR 3/45	455,048
400,485	WBCMT 2006-C25 A1A CSTR 5/43	419,311
130,000	WBCMT 2006-C25 A5 CSTR 5/43	136,767
336,660	WBCMT 2006-C26 A1A CSTR 6/45	358,156
340,685	WBCMT 2006-C27 A3 CSTR 7/45	358,462
647,296	WBCMT 2006-C29 A1A 5.297 11/48	693,258
24,817	WBCMT 2007-C31A A2 5.421% 4/47	24,912
150,000	WELLPOINT INC 1.875% 1/15/18	151,266
290,000	WELLPOINT INC 2.25% 8/15/19	289,612
211,000	WELLPOINT INC 2.3% 07/15/18	214,406
542,000	WELLS FARGO 3% 01/22/21	559,366
445,000	WESTERN UNION CO 2.875 12/17	455,764
290,000	WESTPAC BANK CORP 1.2% 5/19/17	289,137
513,000	WESTPAC BANKING CRP 2% 8/14/17	523,719
431,738	WFCM 2013-LC12 A1 1.676% 7/46	432,517
102,815	WFRBS 13-C14 A1 .836% 6/15/46	102,422
30,738	WFRBS 2011-C5 A1 1.456 11/44	30,940
106,402	WFRBS 2012-C8 A1 .864% 8/45	106,414
270,000	WFRBS 2012-C8 A2 1.881% 8/45	272,778
72,394	WFRBS 2013-C11 A1 .799% 03/45	72,249
96,559	WFRBS 2013-C13 A1 0.778% 5/45	96,218
120,000	WFRBS 2013-C14 A2 2.133% 6/46	121,141
534,000	WOART 2014-B A3 1.14% 1/20	531,319
500,000	WOLS 2013-A A3 1.10% 12/16	502,081
412,000	WOLS 2014-A A3 1.16% 09/17	413,089
590,000	WPACBKG 1.6% 1/12/18	594,395
361,000	XEROX CORP 2.75% 03/15/19	364,824
-	Synthetic "Wrapper"	39,700
	Total Synthetic Investment Contracts	**290,461,964**
	Mutual Funds	
	Fidelity Brokerage Link*	56,576,006
	Total Mutual Funds	**56,576,006**
	Bonds, Notes and Debentures	
	Domestic Obligations	
179,000	GLITNIR 3ML+273.25 6/16 144A	-
121,000	GLITNIR BK MTN 6.33% 7/11 144A	35,695
100,000	KAUPTHING MTN 7.125% 5/19 144A	-
279,000	LANDSBANK IS MTN6.1% 8/11 144A	27,203
	Total Domestic Obligations	**62,898**

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2014 **
	Foreign Governmental Obligations	
513,000	KAUPTHING BK 7.625% 2/28/15	111,578
	Total Foreign Government Obligations	**111,578**
	Total Bonds, Notes and Debentures	**174,476**
	Cash, Cash Equivalents, Temporary and Other Investments	
5,794,948	Fidelity Short Term Investment Fund MM*	5,795,193
18,740,316	State Street Bank Government Short Term Investment Fund*	18,740,691
595,067	J.P. Morgan U.S Government Money Market Fund	595,067
	Cash	(128,940)
	Total Cash, Cash Equivalents, Temporary and Other Investments	**25,002,011**
	Loans to participants (interest rates from 4.25% to 10.50%, maturing through 2028)*	**90,404,539**
	Total Investments	**$ 2,401,733,622**

* Indicates party-in-interest to the Master Trust
** Participant-directed investment, cost not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

By: 
Name: Mark Imhoff
Chair of the Administrative Committee

Date: April 21, 2015

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	41

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-160990) pertaining to the TWC Savings Plan (the "Plan") of Time Warner Cable Inc. of our report dated April 21, 2015, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

Ernst & Young LLP

Charlotte, North Carolina
April 21, 2015